EXHIBIT 99.1

FOR IMMEDIATE RELEASE

CRAFT BREW ALLIANCE REPORTS FOURTH QUARTER AND FULL-YEAR RESULTS FOR 2013; CONFIRMS POSITIVE OUTLOOK FOR 2014

10% Depletion Growth for the Fourth Quarter Contributes to 11% Growth for the Full Year

Portland, Ore. (March 6, 2014) – Craft Brew Alliance, Inc. (“CBA”) (Nasdaq: BREW), an independent craft brewing company, today announced final 2013 financial results for the fourth quarter and full year ended December 31st. The Company also confirmed previously reported guidance for 2014 based on continued sales momentum and focus on growing its bottom line.

As previously reported in its preliminary financial release:

Highlights for the fourth quarter 2013 include
•
A strong close to 2013 highlighted by 10% growth in depletions over the fourth quarter of 2012, the third consecutive quarter of double-digit depletion growth, reflecting continued momentum across the Kona Brewing, Redhook Ale Brewery, Omission and Square Mile Cider Company brand families and stabilization of the Widmer Brothers brand.

•
An increase in net sales and branded beer shipments of 5% and 6%, respectively, in the fourth quarter attributable to strong sales execution, as well as support from our national partners, wholesalers and retailers.

•
A decrease in gross margin rate by 100 basis points to 26.0% in the fourth quarter compared to the fourth quarter last year primarily resulting from shifts in product and geographic mix and increased distribution-related costs.

•
Diluted earnings per share (“EPS”) of $0.04 for the quarter, an increase over fourth quarter 2012 EPS of $0.02, primarily due to improved gross profit and a decrease in selling, general and administrative (“SG&A”) expense.

Highlights for the full year 2013 include
•	Net sales growth of 6%, reflecting the continued strength of the Kona Brewing, Redhook Brewery and Omission brands, as well as continued repositioning of the Widmer Brothers brand.
•	Record depletion growth of 11% and owned brands shipment growth of nearly 8%, reflecting the continuing strength of our complementary portfolio of craft beers.
•	Contract brewing revenue reduction of 40% as a result of the termination of certain contract brewing contracts in late 2012.
•
Gross margin rate of 28.1%, a reduction of 150 basis points from 2012, primarily due to product mix and distribution costs in our beer business and lower restaurant business margin related to our Woodinville pub remodel.

Craft Brew Reports Fourth Quarter and Full Year 2013 Results

•
SG&A expense of $46.5 million, an increase of $1.6 million from 2012, reflecting continued investments in brand development and sales capabilities, partially offset by the leverage of one-time spending in prior years.

•	EPS of $0.10 versus 2012 EPS of $0.13.
•	Capital expenditures of approximately $9.9 million, reflecting continued investments in capacity, our pubs, efficiency and quality initiatives.

“We continued to make progress in 2013. It further validates that our distinctive portfolio strategy is well-positioned to drive long-term growth for our business and shareholders in today’s rapidly evolving craft beer market. I’m proud that we achieved our third consecutive quarter of double-digit depletion growth and increased momentum across all of our brands. Our bottom-line performance, however, underscores key opportunities to drive operational improvements and better leverage our national brewing and distribution capabilities,” said CBA Chief Executive Officer Andy Thomas. “As I mentioned in our preliminary announcement, we are wholly committed to applying the same level of resolve and discipline towards improving our bottom line that led to our strong topline growth last year. With our expanded brewing footprint in the Southeast, continued support for our brands, and targeted programs to optimize our supply chain, we are confident in our ability to continue delivering strong topline results while accelerating our bottom-line growth in 2014 and beyond.”

Components of anticipated 2014 results and developments are:

Portfolio Highlights
•	We believe our national portfolio strategy will continue to drive strong topline growth and differentiate us from others in our high-growth market.
•
Widmer Brothers celebrates a significant milestone in 2014, which marks the brewery’s 30th anniversary. Special anniversary initiatives include six new limited release collaborations with Oregon craft brewers and 30th anniversary events and beers, as well as the launch of a new signature year-round IPA, Upheaval.

•	Our fastest-growing brand, Kona Brewing, celebrates its 20th anniversary this year, and we are excited to be expanding into four new states as well as launching Castaway IPA on the mainland.
•
Redhook will continue to build on its strong national partnerships, including Dan Patrick, Buffalo Wild Wings, and theCHIVE. Earlier this year, we announced the national expansion of KCCO Black Lager, Redhook’s first collaboration with theCHIVE.

•	We look forward to putting an increased focus and investment behind Omission, our innovative, fast-growing craft beer that is specially brewed to remove gluten.
•	We will continue our commitment to innovation in adjacent categories such as cider and in cross-brand packaging to bring the power of CBA’s portfolio to consumers and retailers in exciting ways.
•	We look forward to continued international expansion across all brand families.

Craft Brew Reports Fourth Quarter and Full Year 2013 Results

Operational Highlights
•
We are expanding our brewing footprint in the Southeast through a partnership with Blues City Brewery, based in Memphis, Tenn. This new partnership, which builds on our successful track record developing strong partnerships that drive business growth, will generate gross margin improvements by bringing brewing capability closer to growing markets while alleviating emerging capacity constraints driven by growth in the East region and internationally.

•	We will continue to transform our supply chain to drive further efficiencies in how we partner with our wholesalers.
•	As a result of SKU rationalization, we look forward to continued growth in our topline as well as significant improvements in gross margin performance for the year.

“Our full-year 2014 guidance reflects our commitment to driving top-line growth with great beers and brands supported with effective in-market sales and marketing initiatives, as well as our commitment to expanding gross margin in 2014 with a focus on key initiatives such as SKU rationalization and our new brewing partnership,” said Chief Financial Officer Mark Moreland. “Over the five-year horizon, we expect to drive gross margin rate expansion with gains from portfolio optimization and brewing infrastructure and supply chain improvements.  Lastly, with regards to the annual guidance, we will continue to focus on full-year estimates with the understanding that quarter-to-quarter performance will exhibit volatility.”

Anticipated financial highlights for 2014 include:
•	Depletion growth estimate of 7% to 11%.
•	Average price increase of 1%-2%.
•	Growth in contract brewing revenue of 25% to 50% as a result of new partnerships.
•
Gross margin rate of 28.5% to 30.5%. As we continue to optimize our brewing locations and improve our capacity utilization and efficiency, we expect our gross margin rate to expand 500-700 basis points over the next five years.

•	SG&A expense ranging from $52 million to $54 million primarily reflecting reinvestment into our sales and marketing infrastructure.
•	Capital expenditures of approximately $15 million to $20 million, continuing our investments in capacity and efficiency improvements, quality initiatives and restaurant and retail.

Forward-Looking Statements
Statements made in this press release that state the Company’s or management’s intentions, hopes, beliefs, expectations or predictions of the future, including depletions and sales growth, the level or effect of SG&A expense, improvements in gross margin, the amount of capital spending, and the benefits or improvements to be realized from strategic initiatives and capital projects, are forward-looking statements. It is important to note that the Company’s actual results could differ materially from those projected in such forward-looking statements. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in the Company’s SEC filings, including, but not limited to, the Company’s report on Form 10-K for the year ended December 31, 2013. Copies of these documents may be found on the Company’s website, www.craftbrew.com, or obtained by contacting the Company or the SEC.

Craft Brew Reports Fourth Quarter and Full Year 2013 Results

About Craft Brew Alliance

CBA is an independent, publicly traded craft brewing company that was formed through the merger of leading Pacific Northwest craft brewers – Widmer Brothers Brewing and Redhook Ale Brewery – in 2008. With an eye toward preserving and growing one-of-a-kind craft beers and brands, CBA welcomed Kona Brewing Company in 2010, and then launched Omission beer in 2012 and Square Mile Cider Company in 2013.

When Kurt & Rob Widmer founded Widmer Brothers Brewing in 1984, they didn’t confine their brewing exploration to strict style guidelines. To this day, Widmer Brothers continues to create craft beers with a unique and unconventional twist on traditional styles that are award winning and please a wide range of craft beer lovers. Redhook began in a Seattle transmission shop in 1981 and those colorful roots are reflected in the brand’s personality to this day. The eminently drinkable beers consistently win awards and please crowds across the United States. Kona Brewing was founded in 1994 by the father and son team of Cameron Healy and Spoon Khalsa, who dreamed of crafting fresh, local-island brews with spirit, passion and quality. As the largest craft brewery in Hawaii, Kona personifies the laid-back, passionate lifestyle and environmental respect of the Hawaiian people and culture. Omission beer is the first craft beer brand in the United States focused exclusively on brewing great tasting craft beers with traditional beer ingredients, including malted barley, that are specially crafted to remove gluten. Square Mile Cider was inspired by the fortitude and perseverance of the original pioneers and reinvigorates an enduringly classic American beverage with its blend of apples hand-selected for the perfect balance of sweet and tart.

For more information, visit: www.craftbrew.com.

Media Contact:	Investor Contact:
Jenny McLean	Edwin Smith
Craft Brew Alliance, Inc.	Craft Brew Alliance, Inc.
(503) 331-7248	(503) 972-7884
jenny.mclean@craftbrew.com	ed.smith@craftbrew.com

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Craft Brew Alliance, Inc.
Condensed Consolidated Statements of Operations
(In thousands, except per share amounts and shipments)
(Unaudited)

	Three Months Ended December 31,		Years Ended December 31,
	2013	2012	2013	2012

Sales	$47,320	$44,897	$192,433	$182,018
Less excise taxes	3,110	2,961	13,253	12,731
Net sales	44,210	41,936	179,180	169,287
Cost of sales	32,698	30,579	128,919	119,261
Gross profit	11,512	11,357	50,261	50,026
As percentage of net sales	26.0%	27.1%	28.1%	29.6%
Selling, general and administrative expenses	10,149	10,388	46,461	44,890
Operating income	1,363	969	3,800	5,136
Interest expense	(90)	(167)	(464)	(663)
Other income (expense), net	2	—	(73)	4
Income before income taxes	1,275	802	3,263	4,477
Income tax provision	529	481	1,304	1,951
Net income	$746	$321	$1,959	$2,526
Earnings per share:
Basic and diluted earnings per share	$0.04	$0.02	$0.10	$0.13
Weighted average shares outstanding:
Basic	18,946	18,874	18,923	18,862
Diluted	19,113	18,940	19,042	18,934

Total shipments (in barrels):
Core Brands	178,300	168,100	726,300	675,300
Contract Brewing	8,400	7,100	30,300	49,600
Total shipments	186,700	175,200	756,600	724,900

Change in depletions (1)	10%	10%	11%	6%

(1)  Change in depletions reflects the year-over-year change in barrel volume sales of beer by wholesalers to retailers.

Craft Brew Alliance, Inc.
Condensed Consolidated Balance Sheets
(In thousands)
(Unaudited)

	December 31,
	2013	2012

Current assets:
Cash and cash equivalents	$2,726	$5,013
Accounts receivable, net	11,370	10,512
Inventories	16,639	11,749
Deferred income tax asset, net	1,345	1,250
Other current assets	3,403	3,809
Total current assets	35,483	32,333
Property, equipment and leasehold improvements, net	104,193	102,852
Goodwill	12,917	12,917
Intangible and other non-current assets, net	17,693	17,562
Total assets	$170,286	$165,664

Current liabilities:
Accounts payable	$14,742	$12,255
Accrued salaries, wages and payroll taxes	4,616	5,267
Refundable deposits	8,252	7,896
Other accrued expenses	1,381	1,066
Current portion of long-term debt and capital lease obligations	710	642
Total current liabilities	29,701	27,126
Long-term debt and capital lease obligations, net	11,050	12,440
Other long-term liabilities	18,303	17,903
Total common shareholders' equity	111,232	108,195
Total liabilities and common shareholders' equity	$170,286	$165,664

Craft Brew Alliance, Inc.
Condensed Consolidated Statements of Cash Flows
(In thousands)
(Unaudited)

	Years Ended December 31,
	2013	2012

Cash Flows From Operating Activities:
Net income	$1,959	$2,526
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	8,164	7,369
Deferred income taxes	374	1,458
Other, including stock-based compensation and excess tax benefit from employee stock plans	880	(138)
Changes in operating assets and liabilities:
Accounts receivable	(858)	2,396
Inventories	(5,577)	(1,855)
Other current assets	407	(994)
Accounts payable and other accrued expenses	2,630	1,269
Accrued salaries, wages and payroll taxes	(651)	743
Refundable deposits	1,129	331
Net cash provided by operating activities	8,457	13,105
Cash Flows from Investing Activities:
Expenditures for property, equipment and leasehold improvements	(9,894)	(9,138)
Proceeds from sale of property, equipment and leasehold improvements and other	-	37
Proceeds from the sale of equity interest in Fulton Street Brewery, LLC	-	418
Net cash used in investing activities	(9,894)	(8,683)
Cash Flows from Financing Activities:
Principal payments on debt and capital lease obligations	(1,208)	(596)
Issuance of common stock	244	13
Debt issuance costs	(46)	-
Excess tax benefit from employee stock plans	160	379
Net cash used in financing activities	(850)	(204)
Increase (decrease) in cash and cash equivalents	(2,287)	4,218
Cash and cash equivalents, beginning of period	5,013	795
Cash and cash equivalents, end of period	$2,726	$5,013

Supplemental Disclosures Regarding Non-GAAP Financial Information

Craft Brew Alliance, Inc.
Reconciliation of Adjusted EBITDA to Net Income
(In thousands)
(Unaudited)

	Three Months Ended December 31,		Years Ended December 31,
	2013	2012	2013	2012

Net income	$746	$321	$1,959	$2,526
Interest expense	90	167	464	663
Income tax provision	529	481	1,304	1,951
Depreciation expense	2,024	1,788	7,916	7,116
Amortization expense	61	63	248	253
Stock-based compensation	(38)	18	594	547
Loss on disposal of assets	8	7	195	23
Adjusted EBITDA	$3,420	$2,845	$12,680	$13,079

The Company has presented Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”) in these tables to provide investors with additional information to evaluate our operating performance on an ongoing basis using criteria that are used by the Company’s management. The Company defines Adjusted EBITDA as net earnings before interest, income taxes, depreciation and amortization, stock compensation and other non-cash charges, including net gain or loss on disposal of property, plant and equipment.  The Company uses Adjusted EBITDA, among other measures, to evaluate operating performance, to plan and forecast future periods’ operating performance, and as an incentive compensation target for certain management personnel.

As Adjusted EBITDA is not a measure of operating performance or liquidity calculated in accordance with generally accepted accounting principles in the United States of America (“GAAP”), this measure should not be considered in isolation of, or as a substitute for, net income as an indicator of operating performance, or net cash provided by operating activities as an indicator of liquidity.  The use of Adjusted EBITDA instead of net income has limitations as an analytical tool, including the inability to determine profitability; the exclusion of interest expense and associated cash requirements, given the level of the Company’s indebtedness; and the exclusion of depreciation and amortization which represent significant and unavoidable operating costs, given the capital expenditures needed to maintain the Company’s operations. We compensate for these limitations by relying on GAAP results. Our computation of Adjusted EBITDA may differ from similarly titled measures used by other companies. As Adjusted EBITDA excludes certain financial information compared with net income and net cash provided by operating activities, the most directly comparable GAAP financial measures, users of this financial information should consider the types of events and transactions which are excluded. The table above shows a reconciliation of Adjusted EBITDA to net income.